Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

February 13, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. Ronald Alper
Ms. Brigitte Lippmann

Re: Freedom Internet Group Inc.
Form S-1/A
Filed February 6, 2020
File No. 333-235873

Ladies and Gentlemen:

At the request of the U.S. Securities and Exchange Commission (the "**Commission**"), Freedom Internet Group Inc. (the "**Company**") is providing this letter in response to the comments made in the Commission's letter dated February 12, 2020. Your comments and the Company's responses are set forth below.

Comment No. 1 We reissue comment 4 in our February 4, 2020 letter. Since November 15, 2018 (commencement of operations), please disclose your related party transactions, including the name of the related person and the basis on which the person is a related person, and the dollar value of the amount involved in the transaction.

Also state the names of your promoters, the nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any consideration received or to be received by the company. See Item 404(d) of Regulation S-K.

Response: Regarding related party transactions:

In June of 2019, the Company made a clerical error and mistakenly paid one invoice in the amount of $2,839.48 that was owed by Freedom Internet Fund LP (the "**Fund**"), an unrelated entity managed by two of our founders (Alton "Ace" Chapman, Jr. and Noah Rosenfarb). The invoice was for shipping sunglasses and watches from Australia to Florida for an online reseller owned by the Fund. No part of the transaction was related in any way to the Company.

The Company recorded the transaction as an advance to a related party on our balance sheet. However, since the transaction size was $2,839.48, was made pursuant to a clerical error, subsequently repaid and not subject to any agreement with the Company, we did not describe the transaction in the registration statement as a related party transaction.

Since commencement of operations on November 15, 2019, we have had no relationship or agreement of any kind with the Fund, any of their portfolio companies or any other related party.

Regarding promoters:

Alton "Ace" Chapman, Jr. (CEO, Director), Noah Rosenfarb (CFO, Director) and Ronald Rosenfarb (COO, Secretary) are the Company's only promoters.

As disclosed under "Recent sales of unregistered securities" on page 19 of the registration statement, the promoters purchased 3,076,800 common shares for $30,768 in cash on January 24, 2019. As disclosed under "Employee, severance, separation and change in control agreements" on page 32 of the registration statement, each of our promoters is paid a salary of $36,000 per year and is entitled to reimbursement of reasonable business expenses, vacation and sick days in accordance with our corporate policy and any health benefits we may offer in the future.

There are no other agreements between the Company and promoters.

Sincerely,
/s/ Alton "Ace" Chapman, Jr.
Alton "Ace" Chapman, Jr.,
Chief Executive Officer